UNDERTAKING

TO:	Ontario Securities Commission
RE:
Mutual Reliance Review System Application by The Manufacturers Life Insurance Company (“MLI”) and Manulife Financial Capital Trust (the “Trust”) dated October 17, 2006 (the “MLI/Trust Application”) and Mutual Reliance Review System Application by Maritime Life Canadian Funding dated November 24, 2006

Manulife Financial Corporation (“MFC”) hereby undertakes to the Ontario Securities Commission (the “OSC”) that, following MFC entering into the MFC Guarantees and for so long as MLI and the Trust both qualify for the Continuous Disclosure Exemption, MFC will be considered a “responsible issuer” for purposes of determining MFC’s liability under Part XXIII.1 of the Securities Act (Ontario) as if MaCS were an “issuer’s security” of MFC for purposes of such Part.

MFC hereby further undertakes to the OSC that, following MFC entering into the Maritime Funding Guarantee and becoming a co-obligor with MLI with respect to the MF Undertaking and for so long as MLI qualifies for the Continuous Disclosure Exemption, MFC will be considered a “responsible issuer” for purposes of determining MFC’s liability under Part XXIII.1 of the Securities Act (Ontario) as if the MF Notes were an “issuer’s security” of MFC for purposes of such Part.

For greater certainty, MFC also confirms that pursuant to the definition of “issuer’s security” in section 138.3(1) of the Securities Act (Ontario), MLI Preferred Shares, MLI Subordinated Debentures and designated credit support securities of MLI guaranteed by MFC constitute issuer’s securities of MFC for purposes of determining MFC’s liability under Part XXIII.1 of the Securities Act (Ontario).

Capitalized terms used herein and not otherwise defined have the meanings attributed to such terms in the decision document issued by the OSC, as principal regulator on behalf of the local securities regulatory authority or regulator in each of the Jurisdictions, evidencing the relief contemplated by the MLI/Trust Application.

Dated the 8th day of January, 2007.

MANULIFE FINANCIAL CORPORATION

By: /s/ Richard Lococo
Name: Richard Lococo
Title: Senior Vice President and Deputy General Counsel